

August 28, 2014

<u>Via E-mail</u>
Thomas R. Miller
Senior Vice President and Chief Financial Officer
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360

      Re: **Cleco Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2013
                 Filed February 25, 2014
                 File No. 1-15759

Dear Mr. Miller:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ James Allegretto

                                 James Allegretto
                                 Senior Assistant Chief Accountant